Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Announces Its Latest Key Performance Indicators (KPIs)

New York/March 18, 2022 – MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM), a holistic healthcare company based in Japan (the “Company”), today announced its major Key Performance Indicators, or KPIs, updated for the month of February 2022. Data is provided for all salons for which comparative financial and customer data is available and excludes certain salons where such information is not available.

The following monthly KPIs provide insight into the business fundamentals and progress of the Company, updated for the month of February 2022.

•	The number of salons was 310 in February 2022, up from 302 in the year-ago period, primarily as a result of the acquisition of another salon brand in May 2021. Two salons closed from the previous month.

•	Total customers served decreased to 54,443 in February 2022 from 56,370 in the year-ago period. The decrease is primarily due to the impact of the Omicron variant.

•	Sales per customer increased to JPY6,662 in February 2022, up from JPY6,443 in February 2021. The increase is attributed to the upselling of value-added optional services.

•	Our repeat ratio, a measure of repeat customers, slightly increased to 83.8% in February 2022 from 83.0% in the year-ago period.

•	Our operation ratio decreased to 46.4% in February 2022 from 47.6% in the year-ago period. The decrease is primarily due to the decrease in the total customers served due to the impact of the Omicron variant.

•	The total number of salons with data was 219 in February 2022, up from 218 in February 2021. The number of salons with data decreases when we close salons with data available and increases as we open salons with such data.

	Number of Salons (*1)	Number of Salons with Data (*2)	Total Customers Served (*3)	Sales per Customer (*4)	Repeat Ratio (*5)	Operation Ratio (*6)
February-21	302	218	56,370	JPY 6,443	83.0%	47.6%
March-21	303	217	62,441	JPY6,352	81.9%	47.0%
April -21	301	219	63,682	JPY 6,250	81.4%	46.3%
May-21	313	212	66,604	JPY 6,370	80.6%	48.7%
June-21	313	219	68,069	JPY 6,350	81.2%	48.6%
July-21	314	220	70,912	JPY 6,498	81.0%	48.1%
August-21	315	221	66,323	JPY 6,592	81.3%	46.5%
September-21	316	221	65,130	JPY 6,428	82.0%	46.7%
October-21	316	221	68,608	JPY 6,486	83.3%	48.9%
November-21	316	221	65,569	JPY 6,466	81.9%	47.7%
December-21	312	221	71,173	JPY 6,634	81.7%	50.5%
January-22	312	221	62,747	JPY 6,570	82.4%	48.2%
February-22	310	219	54,443	JPY 6,662	83.8%	46.4%

(*1)	Number of Salons: Includes our directly-operated salons, and franchisees’ salons.

(*2)	Number of Salons with Data: The number of salons for which comparable financial and customer data is available.

(*3)	Total Customers Served: The number of customers served at salons for which comparative financial and customer data is available.

(*4)	Sales Per Customer: The ratio of total salon sales to number of treated customers at all salons for which comparable financial and customer data is available.

(*5)	Repeat Ratio: The ratio of repeat customer visits to total customer visits in the applicable month for all salons for which comparable financial and customer data is available.

(*6)	Operation Ratio: The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month for all salons for which comparable financial and customer data is available.

*Since July 2021, the salon operation business has been managed by Wing Inc., which is a wholly-owned subsidiary of the Company.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

<About MEDIROM Healthcare Technologies Inc.>

MEDIROM operates 310 (as of February 28, 2022) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker “MOTHER Bracelet” (formerly known as “MOTHER Tracker®”). MEDIROM hopes that its diverse health related services and products offering will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry.

URL ： https://medirom.co.jp/en

■Contacts

Investor Relations Team

ir@medirom.co.jp

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